Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2008
TDK CORPORATION

(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
July 31, 2008
	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group

Joint Press Release
TDK and EPCOS Pursue a Comprehensive Partnership
•	Business Combination Agreement signed

•	Combination of electronic components businesses agreed creating an industry-leading player

•	Strong complementary fit across sectors and regions

•	TDK to launch public tender offer for EUR 17.85 in cash per EPCOS share

•	Attractive 52 percent premium over three-months average closing share price
July 31, 2008
Tokyo and Munich — TDK Corporation, (“TDK”) (TSE:6762, NYSE and LSE:TDK), a leading electronics company headquartered in Japan, and EPCOS AG (“EPCOS”) (EPCGn.DE), a leading manufacturer of electronic components, modules and systems headquartered in Germany, announced today the signing of a Business Combination Agreement (BCA). The purpose of the agreement is to combine EPCOS with TDK’s activities in the electronic components field. The combination will create an industry-leading electronic components company with a strong presence across customer sectors and regions. The BCA contains the basis of the partnership and the roadmap for its implementation.
As a first step, TDK will launch a public tender offer for all outstanding shares of EPCOS and will offer EPCOS’ shareholders EUR 17.85 in cash per share. The offer price represents a 52 percent premium over the three-months average closing share price on the Frankfurt Stock Exchange (Xetra) prior to the date of this announcement and a 29 percent premium over the closing price (Xetra) on 30 July 2008. Based on the number of EPCOS shares outstanding, this offer would value EPCOS at approx. EUR 1.2 billion equity value. Including net financial liabilities, pension obligations and minority interests this implies an enterprise value for EPCOS of approx. EUR 1.4 billion. TDK currently holds 2.5% of the current registered share capital of EPCOS and has secured delivery of a further 7%.
The offer document is expected to be published after approval by the German Federal Financial Supervisory Authority (BaFin — Bundesanstalt für Finanzdienstleistungsaufsicht) during August 2008. The offer is subject to certain conditions, including a 50 percent plus one share minimum acceptance threshold on a fully diluted basis, and regulatory approvals. TDK expects the offer to close by October. It is intended that the all-cash transaction will be financed by a bridge loan.

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Joint Press Release
Following the successful completion of the public tender offer, TDK will immediately begin the process of carving out its relevant passive components business. The objective is to combine this business with EPCOS’ business under a new company, provisionally named TDK EP Components KK. This corporate separation is subject to the approval of TDK’s general shareholders’ meeting.
Continuity Is Assured
The parties have agreed that the Board of Directors of the new company will consist of three representatives from TDK and two representatives from EPCOS and will oversee the management of the combined passive components businesses of TDK and EPCOS. Basic structural changes within EPCOS will require the support of all new company Board Members.
The new company Board of Directors is committed to EPCOS’ employees and customers and will preserve EPCOS’ existing headquarters. The well-established TDK and EPCOS brands will continue to be used in the future.
Combination to create benefits for both companies and their stakeholders
“With the signing of the BCA, we are pleased to have reached an important milestone on the road to a promising joint future,” said Takehiro Kamigama, President and COO of TDK. “The customers, employees and shareholders of both companies will benefit from the combination of these two outstanding components companies which have decided to conduct their future business in the spirit of a merger of equals. Our very attractive offer presents full and immediate value to the shareholders of EPCOS.”
The Supervisory Board and the Management of EPCOS are fully supportive of the transaction and are expressly committed to EPCOS joining TDK. “TDK is one of the world’s most successful components companies and is an excellent partner for us,” explained Klaus Ziegler, Chairman of EPCOS’ Supervisory Board. “With this strategy-oriented and financially strong majority shareholder, our company will noticeably gain standing and create an especially solid basis for future success.”
Combining the components businesses will enable both companies to concentrate more intensely on strengthening competitiveness and enhancing enterprise value. “The combination will create an industry-leading global player,” said Gerhard Pegam, President and CEO of EPCOS.
The outlook is very promising given that the components activities of TDK and EPCOS barely overlap and complement each other very well. That holds true technologically as well as with respect to the industries served and the geographical footprint of both parties.
“TDK is well established primarily in Asia, the largest growth region, as well as in all application areas, particularly in consumer electronics and IT,” noted Takehiro Kamigama, President and COO of TDK. “The especially strong position of EPCOS in Europe in the growth markets

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Joint Press Release
of automotive and industrial electronics and its global importance in mobile communications constitute an excellent fit. In addition, we expect synergy effects in R&D, purchasing and sales. Overall, the highly complementary nature of the businesses will create attractive opportunities for the employees and customers of both groups.”
TDK is looking forward to joining forces with management team and employees of EPCOS who will bring their highly valued commitment, experience and creativity into the partnership and work together with TDK for a successful future.
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Further information regarding the transaction as well as the offer document which will be published at a later date can be accessed on www.tdk-germany-gmbh.com or www.tdk.co.jp/info_e/index.htm.
Information on the transaction can also be accessed on www.epcos.com.
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About TDK
TDK (TSE:6762, NYSE and LSE:TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite”, a key material in electronics and magnetic products. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.
TDK is listed on the Tokyo Stock Exchange, the New York Stock Exchange and the London Stock Exchange.
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About EPCOS
EPCOS (EPCGn.DE) is a leading manufacturer of electronic components, modules and systems headquartered in Munich, Germany. With its broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. The EPCOS Group has design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
Electronic components are found in every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, filter frequencies, and protect against overvoltage and overcurrent.
In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At the end of the fiscal year, the company employed about 18,300 people worldwide.
EPCOS is listed in Germany — on the Frankfurt Stock Exchange and the other regional exchanges — and over counter (OTC) in the US.
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Joint Press Release
Contacts for the media at TDK

Japan, other Asian countries	Europe, Americas
Kazutoshi KOGURE	Lutz GOLSCH
TDK Corporation	A&B Financial Dynamics GmbH
Tel +81 3 5201-7102	Tel +49 69 92037-110
Fax +81 3 5201-7114	Fax +49 69 92037-199
E-mail: pr@mb1.tdk.co.jp	E-mail: l.golsch@abfd.de
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Contacts for the media at EPCOS

Japan, other Asian countries	Europe, Americas
Kozo IINO	Hans-Peter ZIEGLER
CNC Japan K.K.	EPCOS AG
Tel +81 3 5156-0102	Tel +49 89 636-22 988
Fax +81 3 5156-0188	Fax +49 89 636-23 549
E-mail: kozo.iino@cnc-communications.com	E-mail: hans-peter.ziegler@epcos.com
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Disclaimer
This announcement contains certain “forward-looking statements” that are based on the current expectations of TDK and EPCOS and are subject to uncertainty and changes in circumstances. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. TDK and EPCOS undertake no obligation to publicly update or revise any forward-looking statements after the issue of this announcement except as required by law.
Statements made by EPCOS in this announcement are not a statement under section 27 securities acquisition and takeover act (WpÜG), which will be published by EPCOS separately.
To the extent the Offer referred to in this announcement is being made into the United States, it will be made directly by TDK. References in this announcement or in the Offer document to the Offer being made by Nomura and/or Rothschild on behalf of TDK should be construed accordingly.
To the extent permitted by applicable law, TDK may directly or indirectly acquire, or make arrangements to acquire, EPCOS shares on the public stock exchange or in privately-negotiated transactions.
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